SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Powers Acceleration of COVID-19 Vaccine Global Distribution Effort, Dated January 5, 2021.
99.2 NICE Breaks New Ground in Robotic Process Automation with Innovative AIDriven Click to Automate, Dated January 6, 2021.
99.3 NICE Wins “The Most Innovative System Award” for State-of-the-Art Advancements in Workforce Management, Dated January 7, 2021.
99.4 NICE Named a Leader in the Inaugural IDC MarketScape: Worldwide Digital Evidence Management Solutions for Law Enforcement 2020 Vendor Assessment, Dated January 11, 2021.
99.5 NICE Wins Technical Development Award at 2020 Symphony Hackathon for Integration with its Cloud-Based Messaging and Collaboration Platform, Dated January 12, 2021.
99.6 NICE Actimize Drives AML Cloud Transformation for Vancity, One of Canada’s Largest Community Credit Unions, Dated January 13, 2021.
99.7 NICE Introduces New Microsoft Teams Integration to CXone and Engage that Enhances Customers’ Ability to Collaborate Companywide, Dated January 26, 2021.
99.8 NICE Actimize Honored for AI and Advanced Analytics Innovation in Holistic Trade Surveillance by Regulation Asia, Dated January 27, 2021.
99.9 NICE inContact Named the Market Share Leader in Cloud-Based Contact Center Infrastructure by DMG Consulting, Dated January 28, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name:	/s/ Tali Mirsky
Title:	Corporate VP, General Counsel and Corporate Secretary

Dated: February 4, 2021

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Powers Acceleration of COVID-19 Vaccine Global Distribution Effort, Dated January 5, 2021.
99.2 NICE Breaks New Ground in Robotic Process Automation with Innovative AIDriven Click to Automate, Dated January 6, 2021.
99.3 NICE Wins “The Most Innovative System Award” for State-of-the-Art Advancements in Workforce Management, Dated January 7, 2021.
99.4 NICE Named a Leader in the Inaugural IDC MarketScape: Worldwide Digital Evidence Management Solutions for Law Enforcement 2020 Vendor Assessment, Dated January 11, 2021.
99.5 NICE Wins Technical Development Award at 2020 Symphony Hackathon for Integration with its Cloud-Based Messaging and Collaboration Platform, Dated January 12, 2021.
99.6 NICE Actimize Drives AML Cloud Transformation for Vancity, One of Canada’s Largest Community Credit Unions, Dated January 13, 2021.
99.7 NICE Introduces New Microsoft Teams Integration to CXone and Engage that Enhances Customers’ Ability to Collaborate Companywide, Dated January 26, 2021.
99.8 NICE Actimize Honored for AI and Advanced Analytics Innovation in Holistic Trade Surveillance by Regulation Asia, Dated January 27, 2021.
99.9 NICE inContact Named the Market Share Leader in Cloud-Based Contact Center Infrastructure by DMG Consulting, Dated January 28, 2021.